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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Suisse LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Fourth Avenue, Suite 1500
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steffen Buschbacher (206) 957-2390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union Street	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steffen Buschbacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Suisse LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTI BESAW
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 1-09-22

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
MAR 07 2019
Washington, DC

STATE OF WASHINGTON
COUNTY OF King
SIGNED OR ATTESTED BEFORE ME
ON 2/28/19 BY Steffen Buschbacher
NOTARY PUBLIC Kristi Besaw
NAME PRINTED Kristi Besaw
MY APPOINTMENT EXPIRES 1-09-22

<u>CAPITAL SUISSE LLC</u>

<u>REPORT PURSUANT TO RULE 17a-5(d)</u>

<u>YEAR ENDED DECEMBER 31, 2018</u>

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CAPITAL SUISSE LLC

CONTENTS

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Capital Suisse LLC
Seattle, Washington

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Suisse LLC ("the Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Peterson Sullivan LLP

Seattle, Washington
February 27, 2019

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

CAPITAL SUISSE LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	83,900
Accounts Receivable		12,646
Prepayments, Fixed Assets, and Other Assets		5,029
Total Assets	**$**	**101,575**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$	15,768
Accrued Liabilities		3,269
Total Current Liabilities		19,037
Long-Term Liabilities		
Subordinated Loan		25,001
Total Long-Term Liabilities		25,001
Total Liabilities		44,038
Members' Equity		
Members' Equity	$	57,537
Total Liabilities and Members' Equity	**$**	**101,575**

The accompanying notes are an integral part of these financial statements.

CAPITAL SUISSE LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

Capital Suisse, LLC (the "Company"), a Washington limited liability company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's offices are located in Seattle, Washington and the Company provides corporate advisory services and the private placement of securities.

The Company is a limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Accounting Updates Adopted

On January 1, 2018, the Company adopted Topic 606 *Revenue from Contracts with Customers*. See Note 3 for a summary of the retained earnings impact of this adoption effective in the current year period.

3. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting, advisory and placement services. Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the

collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses and therefore no allowance for doubtful accounts was required for December 31, 2018. The following table provides information about accounts receivable:

Accounts Receivable, December 31, 2017	$80,349
Change in Balance	(67,703)
Accounts Receivable, December 31, 2018	$12,646

Revenue from Contracts with Customers

On January 1, 2018, we adopted Revenue from Contracts with Customers using the modified restrospective method, which resulted in no change to retained earnings. Our revised accounting policies for revenue recognition in accordance with this adoption is effective January 1, 2018, and is discussed below.

Revenue Recognition

The Company's revenues primarily consist of revenues for pre-offering advisory services, success fees on capital raised in private placements, finder's fees, and non-refundable retainers with issuers for whom the Company has agreed to act as agent for the private placement of securities on a best-efforts basis. The Company recognizes revenues when the promised goods or services are delivered to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when significant reversal of such amounts is not probable. Pre-offering advisory fees and non-refundable retainer revenues are recognized as advice is provided to the client, based on the terms of the agreement, the estimated progress of work, if applicable, and the availability of Company personnel to support client needs. These agreements are generally for specific periods of time, and may be extended by mutual agreement. Advisory costs are recognized as incurred in the relevant expense line items, including when reimbursed. The Company has elected the practical expedient allowing the recognition of the incremental costs of obtaining a contract as an expense when incurred. The Company does not have any accrued contract costs as of December 31, 2018. Revenues from placement fees and finder's fees are recognized when the Company has referred an investor to an issuer and the issuer has both accepted that investor's subscription and received funds.

91% of revenue is from three clients in 2018.

The Company has $210,000 of remaining performance obligations from contracts with a single client expected to be recognized as revenue in the next 18 months.

Income Taxes

The Company is a Delaware limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the

accompanying financial statements. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington and city of Seattle.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 27, 2019. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

3. Related Party Transactions

On November 9, 2018, the Company's Class B Member reduced his member interest in the Company by converting $25,001 of Class B equity interests to a subordinated loan, classified for net capital purposes as an equity subordination. Subordinated loans must be approved by FINRA, are subordinated to the claims of creditors, and may be re-paid only upon satisfaction of certain conditions, including the Company's continued compliance with specific minimum net capital requirements. Equity subordinations provide favorable net capital treatment to the Company and require the lender to have some equity ownership in the Company. The Class B Member's overall equity interest was reduced from 7.5% to 4.9% as a result of this transaction. The subordinated loan is scheduled to mature on November 9, 2023, and has a stated interest rate of 8% per annum, with interest accrued monthly and paid annually.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $64,863 and $5,000 respectively. The net capital was in excess of the required net capital level by $59,863. The Company's net capital ratio (aggregate indebtedness to net capital) was .29 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 15 to 1.

5. Commitments and Contingencies

The Company has a month-to-month sub-lease at its primary office as of December 31, 2018. Other than the lease commitment noted above, as of December 31, 2018, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.